                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          450 Fifth Street, N.W.
                          Washington, D.C. 20549




                                 REPORT OF
           INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                             In respect of its
     U.S. Dollar 50,000,000 6% Callable Notes of 1998, due April 7, 2003




                  Filed pursuant to Rule 3 of Regulation BW




                           Dated: April 7, 1998

     The following information regarding the U.S. Dollar 50,000,000 6% Callable Notes of 1998, due April 7, 2003 (the "Notes") of the
International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit B, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated March 31, 1998) is already on file with the Securities and Exchange Commission.

     Item 1.   Description of Obligations


         (a)   U.S. Dollar 50,000,000 6% Callable Notes of 1998, due April 7,
               2003.

         (b)   6%. Interest payment dates: April 7 and October 7.

         (c) Maturing April 7, 2003. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d) The Notes are callable by the Bank on April 7, 2000 with five business days' notice.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)   Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)   See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

Item 2. Distribution of Obligations

     As of April 3, 1998, the Bank entered into a Terms Agreement (attached hereto as Exhibit A) with Chase Securities Inc. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 50,000,000 at 100%, less commissions of 0.20%. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was made on April 7, 1998.

     The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

     The Manager proposes to offer all the Notes to the public at the public offering price of 100%. The Manager may offer Notes to or through selected dealers at a price which represents a concession of 0.15% of the principal amount under the public offering price.

     Item 3. Distribution Spread


      Price to                 Selling Discounts            Proceeds to
       Public                  and Commissions(1)            the Bank(2)
      ---------------------    -----------------           --------------
      Per Unit: 100%.........         0.20%                    99.80%

      Total: USD 50,000,000..      USD 100,000             USD 49,900,000

     Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

     None

     Item 5. Other Expenses of Distribution

     As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not known. Based on the annual printing costs and legal and accountant's fees related to the Facility, and taking into account the estimated fees of the Fiscal Agent, it is expected that the expenses of distribution of the Notes will be approximately $4,500.

----------------
(1)  See Item 2 for information about concessions.

(2)  Without deducting expenses of the Bank, which are not yet known.

     Item 6. Application of Proceeds

     The net proceeds will be used in the general operations of the Bank.

     Item 7. Exhibits

     A.  Terms Agreement dated as of April 3, 1998.

     B.  Pricing Supplement dated April 3, 1998.

     C. Opinion of the Chief Counsel, Finance, of the Bank, dated April 3, 1998, as to the legality of Notes issued under the Global Debt Issuance Facility.

                         TERMS AGREEMENT NO. 57

                                                                 April 3, 1998

International Bank for Reconstruction
  and Development
1818 H Street, N.W.
Washington, D.C. 20433

     The undersigned agrees to purchase from you (the "Bank") the Bank's
USD 50,000,000 6% Callable Notes due 2003 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on April 7, 1998
(the "Settlement Date") at an aggregate purchase price of USD 49,900,000 (which is 99.8% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the
"Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

     When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

     The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

     The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

     Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

     1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100% less a management and underwriting fee of 0.2% percent of the principal amount).

     2. The purchase price specified above will be paid on the Settlement Date by the Dealer in immediately available funds to the Bank's account "IBRD A General" with the Federal Reserve Bank of New York (ABA
021-081-383).

     3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

     4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

     5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

     For purposes hereof, the notice details of the undersigned are as follows:

     Chase Securities Inc.
     270 Park Avenue
     New York, NY 10017
     Attention: James McGinnis
                10th Floor
     Telephone: 212-270-8934
     Fax: 212-270-3450

     All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

     This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

     This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                     CHASE SECURITIES INC.

                                     By: /s/ David P. Fox
                                         ---------------------------
                                         Name: David P. Fox
                                         Title: Vice President

CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
  AND DEVELOPMENT


By:/s/ Ravi Balasubramanian
   -----------------------------------
   Name: Ravi Balasubramanian
   Title: Authorized Officer

PRICING SUPPLEMENT




                              INTERNATIONAL BANK FOR
                          RECONSTRUCTION AND DEVELOPMENT



                          Global Debt Issuance Facility
                                     No. 57
                 USD 50,000,000 6% Callable Notes due April 7, 2003







                              Chase Securities Inc.




                The date of this Pricing Supplement is April 3, 1998

     This document ("Pricing Supplement") is issued to give details of an issue by the International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

     This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

     The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:-

     1. No.:                           57

     2. Aggregate Principal Amount:    U.S. Dollars ("USD") 50,000,000

     3. Issue Price:                   100 per cent. of the principal amount of
                                       the Notes

     4. Issue Date:                    April 7, 1998

     5. Form of Notes                  Fed Bookentry Notes
        (Condition 1(a)):

     6. Authorised Denominations       USD 1,000
        (Condition 1(b)):

     7. Specified Currency             USD
        (Condition 1(d)):

     8. Maturity Date                  April 7, 2003
       (Condition 6(a); Fixed
       Interest Rate and Zero
       Coupon):

     9. Interest Commencement Date     Issue Date
        (Condition 5(I)):

    10. Interest Basis                 Fixed Interest Rate
        (Condition 5(I)):

        (a) Calculation Amount:        USD 1,000

        (b) Interest Rate:             6% p.a.; payable semi-annually

        (c) Fixed Rate Interest        April 7 and October 7 of
            Payment Dates:             each year, commencing
                                       October 7, 1998 and ending
                                       on the Maturity Date

        (d) Fixed Rate Day             30/360
            Count Fraction:

    11. Relevant Business Day:         New York

    12. Redemption Amount              Principal Amount
        (Condition 6(a)):

    13. Issuer's Optional Redemption   Callable on April 7, 2000
        (Condition 6(e)):              with five Relevant Business
                                       Days' notice

    14. Redemption at the option       No
        of the Noteholders
        (Condition 6(f)):

    15. Early Redemption Amount        Principal Amount plus
        (including accrued             accrued interest
        interest, if applicable):

    16. Governing Law:                 New York

OTHER RELEVANT TERMS


     1. Listing:                       None

     2. Clearing System:               FedWire

     3. Syndicated:                    No


     4. Commissions and Concessions:   0.2 %

     5. CUSIP:                         459056 PQ 4

     6. Identity of Dealer:            Chase Securities Inc.

GENERAL INFORMATION

     The Bank's latest Information Statement was issued on March 31, 1998.

INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT



By:
   ---------------------------
       Authorized Officer

International Bank for Reconstruction
and Development

1818 H Street, N.W.
Washington, D.C. 20433 U.S.A.

(202) 477-1234
Cable Address: INTBAFRAD


                                                                  April 3, 1998


To each Dealer appointed
as such under a Terms Agreement
or an Appointment Agreement
relating to the Facility

              International Bank for Reconstruction and Development
                Global Debt Issuance Facility (the "Facility")

Dear Sir or Madam:

     I have reviewed the proceedings of the International Bank for Reconstruction and Development (the "Bank") to authorize the issuance and sale of notes under the Facility (the "Securities"), in registered, bookentry, or bearer form. In connection with such review, I have examined, among other things:

     (a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Executive Directors of the Bank;

     (b) Resolution No. 96-3, adopted by the Executive Directors of the Bank at a meeting held on July 30, 1996, as amended and now in effect, which is applicable to the issuance of Securities and authorizes the Bank (a) to borrow from time to time in various markets and in various currencies and currency units, and (b) to repurchase, redeem and prepay securities issued by the Bank, as specified therein;

     (c) the communications from the Governments of Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Poland, Portugal, the Slovak Republic, South Africa, Spain, Sweden, Switzerland, the United Kingdom and the United States, notifying the Bank, pursuant to Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Governments of the issuance of Securities by the Bank denominated in their respective currencies and, as the case may be, in ECU, in markets (i) inside their respective countries (except for Poland and South Africa) and (ii) outside their respective countries (except for Spain), and of their agreement to the conversion of the proceeds of such borrowings;

     (d) the communication from the Government of the People's Republic of China notifying the Bank, pursuant to Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Government of the issuance of Securities denominated in Hong Kong dollars in markets inside and outside Hong Kong, and of borrowings by the Bank in the Hong Kong market denominated in other currencies, and of its agreement to the conversion of the proceeds of such borrowings;

     (e) the communications from the Governments of Australia, Austria, Belgium, Canada, Denmark, France, Germany, Ireland, Italy, Japan, Kuwait, Luxembourg, the Netherlands, New Zealand, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States, notifying the Bank, pursuant to Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Governments of borrowings by the Bank in their respective markets denominated in currencies other than their respective currencies and in ECU, and of their agreement to the conversion of the proceeds of such borrowings;

     (f) the Standard Provisions relating to the Facility (the "Standard Provisions"), as amended and restated as of October 7, 1997, including the form of the Terms Agreement, Appointment Agreement and Pricing Supplement in respect of the Securities attached thereto;

     (g) the Fiscal Agency Agreement dated as of November 30, 1983 between the Bank and the Federal Reserve Bank of New York, as supplemented and amended, relating to the issuance of certain bookentry Securities denominated in U.S. dollars (the "Fiscal Agency Agreement");

     (h) the Global Agency Agreement dated as of April 15, 1994, as amended (the "Global Agency Agreement"), between the Bank and Morgan Guaranty Trust Company of New York, as fiscal agent, registrar, exchange agent and calculation agent, relating to certain Securities, including the forms of the global notes representing such Securities, the definitive registered and bearer Securities, and the coupons attached thereto; and

     (i)  the Prospectus, dated October 7, 1997, relating to the Securities.

     Based on the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

     (1) the Bank is an international organization duly established and existing under its Articles of Agreement;

     (2) the Bank has obtained all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issuance and sale of Securities in the currencies and markets referred to in paragraphs (c), (d) and (e) above;

     (3) the creation, issuance, sale and delivery of the Securities, and the execution of any such Securities in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Securities in definitive form, duly executed, authenticated, issued and delivered, the Securities will constitute valid and legally binding obligations of the Bank in accordance with their terms;

     (4) the execution and delivery of any applicable Terms Agreement, Appointment Agreement and Pricing Supplement has been duly authorized and, when duly executed and delivered, will constitute a valid and legally binding obligation of the Bank;

     (5) each of the Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank; and

     (6) under existing law it is not necessary in connection with the public offering and sale of the Securities to register the Securities under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

     In rendering the foregoing opinion, I have, with your approval, assumed that signatures on all documents examined by me are genuine.

                                      Very truly yours,


                                      /s/ Scott B. White
                                      -----------------------
                                      Scott B. White
                                      Chief Counsel, Finance

                                       3